legal & compliance, llc

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL	WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

December 31, 2012

VIA ELECTRONIC EDGAR FILING

Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avangard Capital Group, Inc.
Registration Statement on Form S-1
Filed November 1, 2012
File No. 333-184682

Dear Mr. Windsor:

We have electronically filed herewith on behalf of Avangard Capital Group, Inc. (the “Company”) Amendment No. 1 to the above-referenced Form S-1 (the “Form S-1/A”). This Amendment No. 1 is marked with R tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Alan Gulko dated November 28, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Registration Statement on Form S-1

Comment 1: Please tell us whether there is any required minimum amount of shares that must be sold. If there is none, please revise your disclosure to disclose this, including, without limitation:

●	Prominent disclosure on the prospectus cover page stating that there is no required minimum amount of shares that must be sold and any purchaser of securities in the offering may be the only purchaser, given the lack of a minimum offering amount; and
●	A risk factor addressing the risk of an offering with no required minimum.

Response 1: There is no minimum. The Company has included disclosure on the prospectus cover page stating that there is no required minimum investment and an additional risk factor on page 10 of the Form S-1/A reflecting the requested disclosure.

Comment 2: Please provide us with your analysis regarding the applicability of and compliance with Rule 419 under the Securities Act of 1933.

Response 2: We do not believe that the Company is a “blank check company” as defined in Rule 419 under the Securities Act of 1933 as it has been operating as an independent auto sales finance company since its inception and is currently seeking funds to operate this business. Furthermore, the Company does not intend to engage in any merger or acquisition with an unidentified company or other entity. In order to enhance the Company’s disclosure regarding the potential applicability of Rule 419, the Company will include additional disclosure on page 15 of the Form S-1/A reflecting the basis for the Company’s analysis of the applicability of Rule 419.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 3: Please tell us whether subscriptions for the offered securities are irrevocable. If so, please provide disclosure to such effect on the prospectus cover page and the Prospectus Summary and Plan of Distribution sections.

Response 3: The Company has included the following disclosure on the cover page, Prospectus Summary on page 3 and Plan of Distribution section on page 26 of the Form S-1/A:

“There is no minimum number of Units required to be purchased, and subscriptions, once received and accepted, are irrevocable.”

Comment 4: Please update the filing to include the results of the interim period ended September 30, 2012.

Response 4: The Company has included its unaudited financial statements for the period ended September 30, 2012

Prospectus Cover Page

Comment 5: We note your statement that you are a development stage, start-up company with limited operations. Please revise your financial statements to comply with ASC 915 or advise us.

Response 5: The Company has determined that it is not a development stage company in that it commenced operations in June 2012 when it acquired a floor plan financing portfolio from Avangard Auto Finance, Inc. Consequently, the Company removed the reference to development stage status on the cover page.

Comment 6: Disclose that all monies remitted by subscribers will not be escrowed, but will be deposited directly in a Company special account for this offering and available for immediate use, as you have disclosed on page 25.

Response 6: The Company has included the following disclosure as requested:

We have made no arrangements to place subscription funds in an escrow, trust or similar account which means that funds from the sale of the Units will be immediately available to us for use in our operations.

Comment 7: Please revise to include an appropriate “subject to completion” legend that complies with Item 501(b)(10) of Regulation S-K or advise us that you do not intend to make any preliminary distribution of the prospectus.

Response 7: The Company has included the following legend:

The information in this prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED - 12/__/2012

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 8: On the prospectus cover page, and throughout the prospectus, you make reference to getting the Company’s shares listed on the OTC Bulletin Board. Wherever such disclosure is provided, additional disclosure should be provided to the effect that there can be no assurances that the Company will be approved for listing on the OTC Bulletin Board.

Response 8: The Company has amended the disclosure to reflect that “there is no assurance that it will be approved for quotation on the OTCBB on the Cover Page and Risk Factor on page 10 of the Form S-/A.

Comment 9: We note your disclosure that you are offering securities in your initial public offering on a “best-efforts” basis. “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your securities, it appears that you should characterize your offering as a “direct primary” offering rather than as a “best efforts” offering. Please revise your disclosure throughout the prospectus to better characterize your offering as a “direct primary” offering without a minimum offering amount.

Response 9: The Company has amended the disclosure on the Cover page and Plan of Distribution on page 26 of the Form S-1/A as requested.

Comment 10: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response 10: The Company does not intend to provide any written materials in reliance on Section 5(d) of the Securities Act nor is it aware of any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

Prospectus Summary

Our Business, page 1

Comment 11: Please expand the filing to state your relationship with Autosource Enterprises, Inc.

Summary Financial Data, page 3

Response 11: Avangard Auto Financing, Inc. is an affiliate of the Company in that it . is owned 60% by Friedman Financial Group, LLC and 40% by DJS Investments, LLC, both of whom are the sole shareholders of the Company. This relationship has been disclosed on page 2 and clarified in the List of Related Parties and Related Party Transactions on page 25.

330 CLEMATIS STREET, #217● WEST PALM BEACH, FLORIDA● 33401● PHONE: 561-514-0936● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 12: Please revise the presentation to state that there are 10,000,000 basic shares outstanding and 12,715,000 diluted shares outstanding at June 30, 2012. In addition, provide a note to the presentation of diluted shares to state that these shares include 2,715,000 convertible shares related to the conversion of 905,000 shares of Series A Convertible Preferred Stock.

Response 12: The Company has revised the disclosure accordingly.

Comment 13: Please delete the Balance Sheet Data, Pro Forma as it is not appropriate to present pro forma data to reflect the receipt or application of offering proceeds unless this is a best-efforts all-or-none offering.

Response 13: The Company has deleted the pro forma balance sheet information from the Summary Financial Data table on page 4.

Risk Factors, page 4

General

Comment 14: Noting that you do not appear to require any minimum amount of shares to be sold in the offering and no escrow account will be utilized in this offering, a risk factor should be added to discuss these facts and the potential risks to investors of conducting the offering in this manner. In particular, investors must be made aware that they may be one of only a few purchasers in the offering and therefore could own the shares of a company that continues to be undercapitalized.

Response 14: The Company has added an additional risk factor as noted in its response to Comment 1, above.

We have significant capital requirements..., page 4

Comment 15: Please revise your disclosure to specifically state the amount of capital you need to raise in order to fund your operations. In addition, disclose if you expect such amount to increase. Make similar disclosure changes to the Management’s Discussion and Analysis section.

Response 15: The Company has included a new subsection titled “Our Expansion Plans” on pages 2 and 15 and additional disclosure on page 21 in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of the Form S-1/A.

In addition, the Company included a cross reference to the Use of Proceeds section in this risk factor on page 4.

Rule 144 Related Risk, page 11

Comment 16: Revise this risk factor so that the heading more clearly communicates the actual risk to the investor. For instance, consider: “[E]xisting shareholders may be able to rely on exemptions to sell some of their holdings, driving down the price of the shares you purchased.”

Response 16: The Company has revised the heading of the risk factor accordingly.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 17: Revise this risk factor to identify the amount of securities that may be sold based upon the Rule 144 safe harbor, as of a recent date.

Response 17: The Company has revised the disclosure accordingly

Use of Proceeds, page 11

Comment 18: Please revise to disclose the order of priority for your use of the offering proceeds.

Response 18: The Company has included the requested additional disclosure on page 12 of the Form S-1/A.

Comment 19: Discuss what other measures the Company has considered and which it is planning to pursue, if any, should the offering not take place or be insufficient to fund its future activities, and please disclose the impact to the purchaser in the offering. To the extent the Company has no other plans, this should clearly be stated.

Response 19: The Company has inserted in the following disclosure on page 12 of the Form S-1/A.:

“In the event we do not raise a sufficient amount of funds in this offering, we currently have no other plans to finance our proposed expansion..”

Comment 20: We note the disclosure on page 12 that the Company will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies and alternatives to the identified uses that accompany the reservation to change the use of proceeds. Refer to Instruction 7 of Item 504 of Regulation S-K.

Response 20: The Company added additional disclosure on the use of proceeds from this offering and will delete the language that it reserves the right to change the use of proceeds. See the revised disclosure set forth in the Company’s response to comment 18 above.

 Capitalization page 12

Comment 21: Since you are offering these securities without a minimum offering amount, it is not appropriate to assume the full offering amount in your capitalization presentation. In order to provide investors with a better idea of the financial condition of your company as a result of your offering, revise your disclosures to show the impact of 10%, 50%, and 100% of the shares being sold. Also, revise your Management’s Discussion and Analysis section to discuss significant changes to your plan of operations based upon different amounts of offering proceeds. Make conforming changes to the Summary of the Offering section, the Dilution section, the Use of Proceeds section, the Other Expenses of Issuance and Distribution section and any similar references throughout the filing accordingly.

Response 21: The Company included the requested disclosure on page 13 of the Form S-1/A.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 22: Please consider providing a separate pro forma column to reflect the effects of the conversion of the company’s Convertible Preferred Stock Series A which we presume will take place at or prior to the closing of the company’s initial public offering. Then, provide separate pro forma columns to show the impact of 10%, 50%, and 100% of the shares being sold and the application of the estimated net proceeds, respectively. In this regard, the exercise of warrants included in the units unless likely, should not be assumed.

Response 22: The holders of the Series A Convertible Preferred Stock have indicated that they do not intend to convert their shares during the term of the offering. In addition, the introductory language to the capitalization table states that the pro forma amounts exclude the proceeds from the exercise of the Warrant and the conversion of the Convertible Series A Preferred Stock. For this reason, the Company does not believe that pro forma disclosure of the effects of conversion are material to investors.

Dilution, page 13

Comment 23: Revise this section to present the dilution without assuming the exercise of the warrants. If you wish to inform investors as to the impact of warrant exercise upon the dilution, you may present the impact in a footnote to the table.

Response 23: The Company has revised its disclosure on page 14 to remove the number of shares of common stock issuable upon conversion of the warrants.

Comment 24: Please tell us how you computed the pro forma net tangible book value of $0.88 per share after the offering at June 30, 2012. In this regard, the exercise of warrants should not be assumed.

Response 24: The pro forma net tangible book value of $0.94 per share is now being computed as of September 30, 2012 as a result of the filing of the Company’s financial statements for it most recently completed quarter as follows:

As of September 30, 2012
Total assets	$906,965
Less total liabilities	(10,300)
Plus pro forma net offering proceeds, excluding warrants	29,900,000
Net pro forma book value	30,796,665
Current common shares outstanding	10,000,000
Pro forma issuance of common shares in offering, excluding warrants	20,000,000
Pro forma shares issuable upon conversion of Series A Convertible Preferred Stock	2,715,000
Total pro forma shares outstanding	32,715,000
Proforma net tangible book value (Net pro forma book value/Total pro forma shares outstanding	$0.94

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Business, page 14

General

Comment 25: In light of the first risk factor on page 4 stating that you have a “limited operating history” and “little market penetration and successes to date,” please revise the “Business” section to clarify the extent of your current operations. In particular, revise to disclose in greater detail your current and immediate activities. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations. See Item 101(a)(2)(iii)(B)(1) thru (5) of Regulation S-K.

Response 25: The Company revised the disclosure on page 15 of the Form S-1/A to provide the requested additional disclosure and further update the disclosure based on the Company’s financial statements for the quarter ended September 30, 2012.

Comment 26: Please tell us whether the Company has entered into any agreements or arrangements with dealers, consultants or sales representatives. If so, please disclose the material terms and conditions of any such agreements or arrangements and tell us what consideration you gave to filing such agreements as exhibits to the registration statement.

Response 26: The Company revised the disclosure on page 16 of the Form S-1/A to provide the requested additional disclosure.

Our Business, page 14

Comment 27: Your statement that you purchased all floor plan receivables for $151,979, the face value of the contracts plus accrued interest and fees from Avangard Auto Finance, Inc. is not consistent with your statement appearing on page 1 that your acquired the floor plan portfolio from Avangard Auto Financing, Inc. for $159,979, which represented the principal balance outstanding at that time. Please advise or revise the filing throughout, as applicable.

Response 27: The Company revised the disclosure in the Form S-1/A to reflect the amount paid for the floor plan receivable of $151,979. The amount of $159,979 on page 1 was a typographical error.

Sales and Marketing, page 14

Comment 28: Revise to describe the locations where you seek to expand your share of the independent dealer floorplan market. Revise your disclosure to clarify if you have any contracts with any firm other than Autosource Enterprises and clarify the total amount of financing that you expect that Autosource may require over the next 12 months. Consider additional risk factor disclosure based upon your response.

Response 28: The Company revised the disclosure on page 16 of the Form S-1/A to provide the requested additional disclosure under the new subheading “Expansion into Florida, New Jersey and Nevada.”

In addition, see the risk factor “We only have one floor plan financing agreement” on page 5 of the Form S-1/A.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Credit, page 14

Comment 29: Please revise to provide an expanded discussion of your underwriting policies and procedures.

Response 29: The Company revised the disclosure on page 16 of the Form S-1/A to provide the requested additional disclosure under the subheading “Credit.”

Government Regulation, page 15

Comment 30: Revise this section to discuss the key regulatory impacts of the state laws, including financial and consumer credit regulations, for Pennsylvania, Florida and New Jersey.

Response 30: The Company does not enter into direct consumer financing arrangements, and therefore is not affected by consumer credit regulations. The Company will purchase finance contracts from the dealers after an underwriting review. The Company complies with all relevant government regulations in the states where it has, or will have, operations.

Competition, page 15

Comments 31: Please revise to identify your main local competitors.

Response 31: The Company revised the disclosure in the Form S-1/A to reflect the names of its main local competitors.

Comment 32: With respect to bank and non-bank lenders, you state that “[w]e believe we can compete effectively with these other sources of automobile financing....” Please revise to explain the basis for this statement given your very limited resources.

Response 32: The Company revised the disclosure on page 17 in the Form S-1/A to reflect the basis for its belief in how it expects to compete.

Employees, page 16

Comment 33: In the third risk factor on page 4, you state that you will need to recruit and retain experienced personnel to further implement your strategy. Noting that you currently have two employees, please disclose whether you have any current intentions of hiring additional employees. If you are unable to hire additional employees, either for financial or other reasons, please discuss, in an appropriate section of the registration statement, how you intend, if at all, to implement your business plan.

Response 33: The Company revised the disclosure of the Form S-1/A to provide the requested additional disclosure under the risk factor “We may have difficulty managing growth in our business” on page 5 and the subheading “Employees” on page 17.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 34: Revise this section to discuss management’s view as to the size of the loan portfolio that you would require in order to generate sufficient interest and fee income to cover your operating expenses, including compensation expenses.

Response 34: The Company revised the disclosure on page 20 in the Form S-1/A to include the requested disclosure.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Summary of Significant Accounting Policies

Income Taxes, page 17

Comment 35: Please revise to include your accounting policies related to Income Taxes.

Response 35: The Company revised the disclosure on page 19 in the Form S-1/A to include the requested disclosure.

Adoption of New Accounting Standards

Comment 36: We note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and that you have provided a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please expand the filing to state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

Response 36: The Company has inserted in the disclosure the following:

Jobs Act.

Election to Opt Out of Transition Period. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a 1933 Act registration statement declared effective or do not have a class of securities registered under the 1934 Act) are required to comply with the new or revised financial accounting standard. The JOBS Act provides a company can elect to opt out of the extended transition period and comply with the requirements that apply to non- emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of the transition period. This election allows the Company to delay adoption of new or revised accounting standards that have different dates for public and private companies. Therefore, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Liquidity and Capital Resources, page 18

Comment 37: We note your disclosure stating that “[t]he company has sufficient capital on hand to meet all its future operational needs.” Please reconcile this statement with your disclosure on page 19 that your “ability to execute upon our continued business plan is dependent upon receipt of proceeds from this Offering” and the second risk factor on page 4.

Response 37: The Company has revised the disclosure to reflect that the Company has sufficient capital to meet out short term operational needs, but that we require proceeds from this offering to execute our long term business plan.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 38: Revise your disclosure to discuss any additional sources of funding for your operations, other than equity proceeds raised in this offering, or sales of preferred stock. We note your disclosure on page 14 regarding underwriting standards for floorplan lines of up to $200,000 and of more than $200,000; however, it appears that you only have sufficient capital to fund your current line.

Response 38: The Company revised the disclosure on page 20 in the Form S-1/A to include the requested disclosure.

Management, page 20

Comment 39: Revise the biography for each individual listed to ensure that you completely describe his or her business experience for the past five years and disclose the dates of experience by month and year if necessary. Ensure that there are no gaps or ambiguities regarding time in the five-year business sketch you provide.

Response 39: The Company revised the disclosure on page 22 in the Form S-1/A to include the requested disclosure.

Comment 40: Revise to disclose the percentage of professional time that each listed individual devotes to your business.

Response 40: The Company revised the disclosure under the subheading “Employees” on page 17 in the Form S-1/A to include the requested disclosure.

Comment 41: We note your disclosure stating that Mr. Gulko served as the President and was an independent owner of Boulevard Furniture, Inc., a “$4 million annual business.” Please revise to clarify what you mean by the phrase “$4 million annual business.”

Response 41: The Company revised the disclosure on page 22 in the Form S-1/A to clarify the disclosure.

Comment 42: Please revise to disclose in greater detail Mr. Friedman’s experience in the automobile financing business. In particular, and without limitation, identify specific companies, and indicate the specific title or duty of Mr. Friedman while at that company.

Response 42: The Company revised the disclosure on page 22 in the Form S-1/A to include the requested disclosure.

Comment 43: In your disclosure on page 23, you indicate that the entity that sold you your loan portfolio and dealer relationship, Avangard Auto Finance, is a related party. Revise this section to discuss any common ownership between Avangard Auto and Avangard Capital. Also, please clarify why prior experience at Avanagard Auto is not mentioned in the biography of either executive officer.

Response 43: The Company revised the disclosure on page 22 in the Form S-1/A to include the requested disclosure.

Principal Stockholders, page 22

Comment 44: The “Principal Stockholders” table indicates that as group, your officers and directors consist of four persons. Noting that you have listed two persons under your “Management” disclosure on page 20, we are unclear as to the identities of the four persons referenced on page 22. Please revise your disclosure to clarify.

Response 44: The Company has revised the disclosure to correct the group number to two as well as inclusion of language clarifying the beneficial ownership of shares by Mr. Gulko and Mr. Friedman.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Comment 45: Revise the third column to present the number of shares beneficially owned after the offering without assuming the exercise of the warrants. If you wish to inform investors as to the impact of warrant exercise upon the shares beneficially owned, you may present the impact in a footnote to the table.

Response 45: The Company has revised the third column as requested.

Certain Relationships and Related Transactions, page 23

Comment 46: Your statement that the company entered into a lease agreement for office space with Commerce Way, LLC and that the lease is on a month to month basis is not consistent with the disclosure appearing on page 19 under the title Contractual Obligations that the lease is with Commerce Way, LP and for a 3 year period. Please revise the filing throughout or advise.

Response 46: The Company included disclosure to clarify that the lease with Commerce Way, LLC is a month to month lease throughout the document.

Plan of Distribution, page 23

Comment 47: Tell us whether management may terminate the offering at its discretion at any time. If so, please revise the “Plan of Distribution” section and the prospectus cover page to provide disclosure to such effect.

Response 47: The Company has revised the disclosure to reflect that we may terminate the offering at any time.

Subscription Procedure, page 24

Comment 48: Your disclosure indicates that the Subscription Agreement related to the units is located at Appendix I. We are unable to locate Appendix I. Please revise the registration statement to include the subscription agreement.

Response 48: The Company has revised the disclosure to reflect that the Unit Subscription Agreement is attached as Exhibit 4.5. This Exhibit had been previously filed as Exhibit 4.5 to the Company’s Form S-1 filed on November 1, 2012.

Description of Securities, page 25

Comment 49: Please revise to disclose the number of outstanding warrants. Refer to Item 202(c) of Regulation S-K.

Response 49: The Company has revised the disclosure accordingly.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Financial Statements

Balance Sheet, page 33

Comment 50: Please revise the title “Preferred Stock” to “Convertible Preferred Stock Series A.”

Response 50: The Company has revised the disclosure accordingly.

Note 3 – Common and Preferred Stock, pages 39 - 40

Comment 51: Please expand the note to state that the company issued 905,000 shares of Series A Convertible Preferred Stock and 10,000,000 shares of common stock to Friedman Financial Group, Inc. and DJS Investments, LLC at $1.00 for total consideration of $905,000 and at par value for total consideration of $10,000 at June 13, 2012. Also, address the requirements of ASC 505-50-30-6 and state how fair value was determined.

Response 51: The Common Stock and Series A Convertible Preferred Stock was issued for cash consideration in connection with the initial founding and capitalization of the Company, and not in connection with any share-based payment transaction or for services received. As a result, ASC 505-50-30-6 is not applicable to the common and preferred share issuances and the fair value of the shares issued was determined based on the cash consideration received.

Outside Back Cover Page of the Prospectus

Comment 52: Please add an outside back cover page that includes the dealer prospectus delivery obligation on the outside back cover page as required by Item 502(b) of Regulation S-K.

Response 52: The Company has revised the disclosure accordingly.

Item 15. Recent Sales of Unregistered Securities

Common Stock Issuances, page 43

Comment 53: Please revise the disclosure to state that common stock was issued at a par value of $0.0001 for total consideration of $1,000 consistent with the amount appearing in the Statement of Stockholders’ Equity.

Response 53: The Company has revised the disclosure accordingly.

Item 16. Exhibits

Comment 54: We note that you have omitted Exhibit A to Exhibit 4.6 to the registration statement. Refile Exhibit 4.6 in its entirety with your next amendment.

Response 54: The Company will include Exhibit A to Exhibit 4.6 (now renumbered to Exhibit 4.5) and refile the entire exhibit with the Form S-1/A.

Comment 55: Please file the Lease agreement, effective as of August 1, 2012, between the Company and Commerce Way, LLC, as an exhibit with your next amendment.

Response 55: The Company has included the lease agreement as Exhibit 10.7

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

December 31, 2012

Signatures

Comment 56: The last paragraph on page 23 and signature page indicate that Linda Friedman is the Secretary and Director of the Company. We also note that Simon Friedman is designated as the Secretary and Director in the “Management” section. Please revise and reconcile your disclosure throughout the filing as appropriate.

Response 56: Linda Friedman was inadvertently included. The Company has revised the disclosure to remove Linda Friedman’s name and replace it with Simon Friedman’s name.

Comment 57: We note that the filing does not include the signature of your controller or principal accounting officer. If Alan Gulko, your Principal Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such. See Instructions 1 and 2 to the Signatures section of Form S-1.

Response 57: The Company has revised the disclosure accordingly.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

Avangard Capital Group, Inc.

By:	/s/ Alan Gulko
Alan Gulko, CEO and Principal Financial Officer

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832